EXHIBIT 21.2

SUBSIDIARIES OF FIRST COMMUNICATIONS, INC.

Name	Jurisdiction of Organization
First Communications, Inc.	Delaware, USA

The following is a list of subsidiaries of First Communications, Inc. before giving effect to the business combination described in the S-4:

Name	Jurisdiction of Organization
First Communications, LLC	Ohio, USA
Xtension Service Inc.	Delaware, USA
First Communications Investments, Inc.	Delaware, USA
First Telecommunications Services, LLC	Ohio, USA
First Global, LLC	Delaware, USA

The following is a list of subsidiaries of First Communications, LLC:

Name	Jurisdiction of Organization
FS Holdco, LLC(1)	Delaware, USA

(1) First Communications, LLC owns 50%, McKinley Communications, LLC owns 25.5%, First Energy Corp. owns 15.925% and Boich Investment Group, Ltd. owns 8.575% of FS Holdco, LLC.

The following is a list of subsidiaries of First Global, LLC:

Name	Jurisdiction of Organization
Globalcom, Inc.	Illinois, USA
GC Equipment, Inc.	Delaware, USA